                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
       1934 [NO FEE REQUIRED].

For the year ended December 31, 1999

                                                                             OR

   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934 [NO FEE REQUIRED].

For the transition period from ________________ to ________________

Commission file number 1-14019



A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Retirement Plan of Schein Pharmaceutical, Inc. and Affiliates.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Schein Pharmaceutical, Inc. 100 Campus Dr. Florham Park, NJ 07932

                                  RETIREMENT PLAN OF SCHEIN PHARMACEUTICAL, INC.
                                                                  AND AFFILIATES

                                                                        CONTENTS

INDEPENDENT AUDITOR'S REPORT                                              3


FINANCIAL STATEMENTS:

           Statements of assets available for benefits                    4

           Statements of changes in assets available
                     for benefits                                         5

           Notes to financial statements                                  6-10

SUPPLEMENTAL SCHEDULE:

           Form 5500 - Item 27a - Schedule of assets
                     held for investment purposes                         11

SIGNATURES                                                                12

EXHIBITS

INDEPENDENT AUDITOR'S REPORT

Investment Committee
Retirement Plan of Schein Pharmaceutical, Inc. and Affiliates

We have audited the accompanying statements of assets available for benefits of the Retirement Plan of Schein Pharmaceutical, Inc. and Affiliates ("the Plan") as of December 31, 1999 and 1998 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Investment Committee for the Retirement Plan of Schein Pharmaceutical, Inc. and Affiliates. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Investment Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Retirement Plan of Schein Pharmaceutical, Inc and Affiliates at December 31, 1999 and 1998, and the changes in assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied to the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
Woodbridge, New Jersey

May 25, 2000

                                  RETIREMENT PLAN OF SCHEIN PHARMACEUTICAL, INC.
                                                                  AND AFFILIATES
                            STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS (NOTE 5)

------------------------------------------------------------------------------------------------------
DECEMBER 31,                                      1999                                1998
------------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
    Mutual funds                        $94,991,248                      $74,854,814
    Participant's loans                   2,921,132      $97,912,380       2,661,438       $77,516,252
-------------------------------------------------------------------------------------------------------
Receivables:
    Employer contributions                1,037,224                        3,264,964
    Participants' contributions              94,046        1,131,270         117,006         3,381,970
-------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS                            $99,043,650                       $80,898,222
=======================================================================================================
                                                        SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                  RETIREMENT PLAN OF SCHEIN PHARMACEUTICAL, INC.
                                                                  AND AFFILIATES
                  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS (NOTE 4)

=====================================================================================================================
YEAR ENDED DECEMBER 31,                                          1999                               1998
---------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
           Interest and dividends                     $ 2,151,812                        $1,624,123
           Net appreciation in fair value of
              investments                              18,690,360        $20,842,172      7,097,985      $8,722,108
--------------------------------------------------------------------------------------------------------------------
           Contributions:
               Employer                                 2,814,253                         5,144,050
               Participants                             5,463,824          8,278,077      6,264,658      11,408,708
--------------------------------------------------------------------------------------------------------------------
                                                                          29,120,249                     20,130,816
DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
           Benefits paid                                                  10,826,997                      7,527,220
           Administrative expenses                                           147,824                        145,942
--------------------------------------------------------------------------------------------------------------------
NET INCREASE                                                              18,145,428                     12,457,654
ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF YEAR                                                     80,898,222                     68,440,568
--------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS,
    END OF YEAR                                                          $99,043,650                    $80,898,222
=====================================================================================================================
                                                                      SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                  RETIREMENT PLAN OF SCHEIN PHARMACEUTICAL, INC.
                                                                  AND AFFILIATES

                                                   NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN        The following description of the Retirement Plan
                              of Schein Pharmaceutical, Inc. and Affiliates
                              ("the Plan") provides only general information, Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                              The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Eligible employees are those employees of Schein Pharmaceutical, Inc. and its' affiliates ("Schein Pharmaceutical" or the "Plan Sponsor").

                              Participants' contributions, from 1% to 14% of salary, and the employers' matching contribution of 50% of the participants' contributions (up to 6% of the participants' contributions) in 1999 and 25% of the participants' contributions (up to 3% of the participants' contributions) in 1998, are fully vested when made. The Plan also provides for a discretionary employer contribution which becomes 100% vested upon completion of 5 years of continuous service and provides for retirement, termination, death and disability benefits.

                              The amount of forfeitures arising under this Plan are first allocated to pay the expenses of the Plan. The balance, if any, is then allocated to the accounts of participants entitled to restoration of their interests in the Plan. The remaining balance, if any, is then allocated to the employer contribution account of each participant.

                              Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the following investment options. Participants may change their investment options at any time.

                              PIMCO TOTAL RETURN FUND - Administrative Class ("PIMCO Fund") - Funds are invested in corporate bonds, U.S. government bonds and money market instruments.

                              VANGUARD GROWTH & INCOME FUND - Funds are invested in a broadly diversified portfolio of stocks designed, in total, to be similar to the Standard & Poor's 500 index in terms of dividend yield, return on equity, price-earnings ratio and price-book ratio of large company stocks.

                              PBHG GROWTH FUND - The fund normally invests at least 80% of its' assets in the common stocks of small and medium-sized companies.

                                  RETIREMENT PLAN OF SCHEIN PHARMACEUTICAL, INC.
                                                                  AND AFFILIATES
                                                   NOTES TO FINANCIAL STATEMENTS

                              T. ROWE PRICE INTERNATIONAL STOCK FUND - The fund invests primarily in common stocks or other equity securities of companies located principally in Europe and the Far East.

                              INCOME FUND II - The fund invests primarily in insurance and bank investment contracts and stable value contracts.

                              LIFESTYLE FUNDS - The Conservative, Balanced and Aggressive Lifestyle Funds are designed to suit varying risk tolerances by investing in pre-mixed portfolios of funds described above.

                              SCHEIN PHARMACEUTICAL STOCK FUND - Effective April 9, 1998, Plan participants could elect to contribute (up to 10% of the participants' contributions) to the Schein Pharmaceutical Stock Fund. This fund invests in common stock of the Plan Sponsor.

                              PARTICIPANT LOANS - Participants may borrow from their accounts pursuant to the rules set forth in the Plan agreement. The loans are secured by the balance in the participant's account and bear interest at local prevailing rates. Principal and interest are paid ratably through payroll deductions.

                              Upon termination of employment, benefits are paid in the form of a lump-sum amount equal to the value of the participant's vested interest in his or her account. Certain participants, pursuant to the qualifications set forth in the Plan agreement, may elect to have a portion of their benefits paid in installments over 5 or 10 years.

                              The Internal Revenue Service has determined and informed the Plan Sponsor, by letter dated on June 29,1995, that the Plan and related trust are designed and operate in accordance with applicable sections of the Internal Revenue Code. Earnings of the Plan are therefore exempt from income taxes.

                              The Plan may be terminated, or contributions may be discontinued, by the Plan Sponsor at any time. Upon termination, or discontinuance of contributions, the amounts credited to participants shall become fully vested.

                              Plan investments are maintained by American
                              Express Trust Company ("American Express") who also serves as the Plan's trustee.

                                  RETIREMENT PLAN OF SCHEIN PHARMACEUTICAL, INC.
                                                                  AND AFFILIATES
                                                   NOTES TO FINANCIAL STATEMENTS

2.  SUMMARY OF                BASIS OF PRESENTATION
    ACCOUNTING
    POLICIES                  The financial statements are prepared on the
                              accrual basis of accounting.

                              INVESTMENTS

                              Investments are stated at fair value which is determined using quoted market prices. Gains and losses on investment transactions are recognized when realized based on trade dates. Unrealized gains and losses are based on the difference between the beginning of year fair value, or historical cost if purchased during the current year, and the year-end fair value. Realized and unrealized gains and losses have been included in net appreciation in fair value of investments. Assets held for investment, by Fund, are separately disclosed in Note 5.

                              USE OF ESTIMATES

                              The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  PLAN EXPENSES             Certain administrative expenses are charged to the
                              Plan Sponsor by American Express (and are substantially offset by forfeitures from the Plan, itself). In addition, Schein also incurs certain personnel and administrative costs in the course of servicing the Plan and its' participants.

                                  RETIREMENT PLAN OF SCHEIN PHARMACEUTICAL, INC.
                                                                  AND AFFILIATES
                                                   NOTES TO FINANCIAL STATEMENTS

4. CHANGES IN PLAN  Investments in the various programs offered by the Plan are
   ASSETS BY FUND   directed by the participants. The following table sets forth the activity for 1999 in each of the investment programs offered by the Plan.

                                                                                          T ROWE                        SCHEIN
                                                        VANGUARD            PBHG          PRICE                         PHARMA-
                                      PIMCO TOTAL        GROWTH &          GROWTH     INTERNATIONAL       INCOME       CEUTICAL
                                      RETURN FUND      INCOME FUND          FUND        STOCK FUND        FUND II     STOCK FUND
------------------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO ASSETS ATTRIBUTED TO:
    Interest & dividends               $    218,986    $    969,243    $    495,540    $    256,672    $         --    $         --
    Net appreciation
      (depreciation) in fair
      value of investments                 (243,902)      3,812,614       6,596,618       1,054,902         407,838        (295,694)
    Transfers in from (out to) other
      funds, net                           (866,356)      1,352,830         152,898        (212,494)        253,897         121,796
    Participant loan repayments              51,116         225,081         130,898          44,864          99,255           5,308

    Contributions:
      Employer                              136,215         688,981         405,739         175,599         234,743          27,750
      Participants                          277,061       1,580,497         361,422         215,661         801,142          71,183
------------------------------------------------------------------------------------------------------------------------------------
                                           (426,880)      8,629,246       8,143,115       1,535,204       1,796,875         (69,657)

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
    Participant loan  issuances             (59,257)       (387,076)       (183,024)        (75,358)       (140,956)        (29,906)
    Benefits paid                          (646,071)     (2,465,266)       (995,072)       (644,639)     (1,195,067)       (169,100)
    Administrative expenses                  (6,706)        (23,623)        (23,991)         (8,694)        (34,506)             --
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)                  (1,138,914)      5,753,281       6,941,028         806,513         426,346        (268,663)
    Assets available for
      benefits, beginning of year         4,622,417      17,985,703       8,866,106       4,295,713       6,873,403       1,965,170
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS - END OF YEAR               $  3,483,503    $ 23,738,984    $ 15,807,134    $  5,102,226    $  7,299,749    $  1,696,507
===================================================================================================================================
                                                       LIFESTYLE FUNDS
                                        ---------------------------------------------    PARTICIPANT
                                         CONSERVATIVE     BALANCED       AGGRESSIVE         LOANS          TOTAL
--------------------------------------------------------------------------------------------------------------------
ADDITIONS TO ASSETS ATTRIBUTED TO:
    Interest & dividends                $         --    $         --    $        678    $    210,693    $  2,151,812
    Net appreciation
      (depreciation) in fair
      value of investments                   460,944       3,091,502       3,805,538              --      18,690,360
    Transfers in from other
      funds, net                               5,894         (94,190)       (714,275)             --              --
    Participant loan repayments               99,860         246,409         286,565      (1,189,356)             --

    Contributions:                                                                                                 --
      Employer                               127,679         441,823         575,724              --       2,814,253
      Participants                           322,567         752,888       1,081,403              --       5,463,824

--------------------------------------------------------------------------------------------------------------------
                                           1,016,944       4,438,432       5,035,633        (978,663)     29,120,249

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
    Participant loan  issuances             (116,234)       (361,574)       (239,615)      1,593,000              --
    Benefits paid                           (578,209)     (2,156,429)     (1,622,501)       (354,643)    (10,826,997)
    Administrative expenses                   (3,349)        (21,291)        (25,664)             --        (147,824)

--------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)                      319,152       1,899,138       3,147,853         259,694      18,145,428
    Assets available for
      benefits, beginning of year          3,674,347      16,416,376      13,537,549       2,661,438      80,898,222

--------------------------------------------------------------------------------------------------------------------
NET ASSETS - END OF YEAR                $  3,993,499    $ 18,315,514    $ 16,685,402    $  2,921,132    $ 99,043,650
====================================================================================================================

                                  RETIREMENT PLAN OF SCHEIN PHARMACEUTICAL, INC.
                                                                  AND AFFILIATES

                                                   NOTES TO FINANCIAL STATEMENTS

5.  ASSETS BY FUND  The following table sets forth the assets as of December 31,
                    1999 in each of the investment programs offered by the Plan.

                                                                        T ROWE                     SCHEIN
                                           VANGUARD       PBHG          PRICE                      PHARMA-
                           PIMCO TOTAL     GROWTH &      GROWTH      INTERNATIONAL      INCOME     CEUTICAL
                           RETURN FUND    INCOME FUND     FUND        STOCK FUND        FUND II   STOCK FUND
---------------------------------------------------------------------------------------------------------------
 Mutual funds               $ 3,437,352   $23,460,269   $15,607,563   $ 5,021,898   $ 7,219,730   $ 1,685,195

 Participant loans

 Contributions receivable        46,151       278,715       199,571        80,328        80,019        11,312

---------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE        $ 3,483,503   $23,738,984   $15,807,134   $ 5,102,226   $ 7,299,749   $ 1,696,507
FOR BENEFITS
===============================================================================================================


                                              LIFESTYLE FUNDS
                                ---------------------------------------   PARTICIPANT
                                CONSERVATIVE    BALANCED    AGGRESSIVE      LOANS         TOTAL
                                -------------------------------------------------------------------

 Mutual funds                   $ 3,949,189   $18,159,013   $16,451,039   $        --   $94,991,248

 Participant loans                       --            --            --     2,921,132     2,921,132

 Contributions receivable            44,310       156,501       234,363            --     1,131,270

---------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE            $ 3,993,499   $18,315,514   $16,685,402   $ 2,921,132   $99,043,650
FOR BENEFITS
===================================================================================================


6.  SUBSEQUENT EVENT          On May 25, 2000 the Plan Sponsor announced that it
                              had reached a definitive agreement to be acquired by Watson Pharmaceutical, Inc. ("Watson") under which Watson will acquire all the outstanding stock of Schein Pharmaceutical, Inc through a two-step transaction comprised of a cash tender followed by a taxable stock exchange. The tender offer, which is subject to customary closing conditions, is expected to close in early July
                              2000 with the merger expected to close in September 2000.

                              If and when the acquisition is consummated, the Plan Sponsor believes that this Plan will be terminated and, following the receipt of a favorable determination letter from the Internal Revenue Service, Watson shall permit employees to elect to rollover their respective amounts to a retirement plan maintained by Watson.

                                  RETIREMENT PLAN OF SCHEIN PHARMACEUTICAL, INC.
                                                                  AND AFFILIATES

         FORM 5500 - ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           EIN:  11-2726505                                       PLAN NO.  001

=========================================================================================================
DECEMBER 31, 1999
---------------------------------------------------------------------------------------------------------
                 (a)                                          (b)                           (c)
                                                  Description of investment,
                                                  including maturity date, rate of
                                                  interest, collateral, par or
Identity of issuer, borrower or similar party     maturity value                          Fair Value
---------------------------------------------------------------------------------------------------------
INVESTMENTS (1):
       PIMCO Total Return Fund                         347,207 shares                       $3,437,352
       Vanguard Growth & Income Fund                   632,693 shares                       23,460,269
       PBHG Growth Fund                                329,412 shares                       15,607,563
       T Rowe Price International Stock Fund           263,894 shares                        5,021,898
       Income Fund II                                  370,015 shares                        7,219,730
       Schein Pharmaceutical Stock Fund                226,261 shares                        1,685,195
       Conservative Lifestyle Fund                     312,090 shares                        3,949,189
       Balanced Lifestyle Fund                         1,324,702 shares                     18,159,013
       Aggressive Lifestyle Fund                       1,100,110 shares                     16,451,039
---------------------------------------------------------------------------------------------------------
                                                                                            94,991,248

PARTICIPANT LOANS                                 Interest rates range from 5% to
                                                  10%, with maturity dates through
                                                  2007, participants' account
                                                  balances serve as collateral                2,921,132
---------------------------------------------------------------------------------------------------------
                                                                                            $97,912,380
=========================================================================================================


(1) Represents investments in mutual funds; as such there are no maturity dates, rates of interest, collateral, par values or maturity values.

                                   SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

               RETIREMENT PLAN OF SCHEIN PHARMACEUTICAL, INC. AND AFFILIATES
               By: SCHEIN PHARMACEUTICAL, INC. as plan administrator


 Date: June 27, 2000 By: /s/ Whitney K. Stearns, Jr.
                         ------------------------------------
                         Whitney K. Stearns, Jr.
                         Senior Vice President
                         and Chief Financial Officer


                                INDEX TO EXHIBITS

 Exhibit          Description
 Number

23.1       Consent of BDO Seidman, LLP